Exhibit 1.01

Conflict Minerals Report of NCR Corporation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”) and rules promulgated thereunder by the Securities and Exchange Commission (“SEC”) impose certain disclosure and due diligence obligations on reporting companies that manufacture or contract to manufacture products for which columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals”) that may have originated from the Democratic Republic of the Congo or adjoining countries (“Covered Countries”) are necessary for their functionality or production. Accordingly, and in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), NCR Corporation is filing this Conflict Minerals Report for calendar year 2018.

This report relates to the process undertaken for NCR products that were manufactured, or contracted to be manufactured, by the Company during calendar year 2018. Third-party products that NCR sells but that it does not manufacture or contract to manufacture are outside the scope of this report.

References in this report to “the Company,” “NCR,” “we,” “us,” or “our” mean NCR Corporation, including its subsidiaries.

1.	Background

NCR is a leading software-and services-led enterprise provider in the financial, retail, hospitality and telecommunications and technology industries, with business in 180 countries. NCR offers a range of solutions that help businesses of all sizes compete in an ever-evolving landscape of physical and digital consumers by providing software, advisory and consulting services, hardware, support and managed services that run businesses end to end. Our portfolio includes digital first offerings for banking, restaurants and retailers as well as payments, multi-vendor connected device services, automated teller machines (ATMs), point of sale (POS) terminals and self-service technologies. We also resell third-party networking products and provide related service offerings in the telecommunications and technology sectors.

NCR is committed to ethical practices and compliance with all applicable laws and regulations, and to working with our suppliers to responsibly source the materials and components we use in manufacturing products for our customers.

2.	Reasonable Country of Origin Inquiry

Our products are complex and contain many materials, parts, and components procured from over 300 global suppliers. NCR does not directly source raw ore or unrefined Conflict Minerals, but we recognize that they may exist in the materials and components that we purchase and that are necessary to the functionality or production of the products we manufacture (either directly or by third-party contract manufacturers).

Internationally recognized guidance from the Organisation for Economic Co-operation and Development (“OECD”) allocates to smelters and refiners the obligation to conduct due diligence on the source and chain of custody of the origin of raw ore. We rely on our Materials Suppliers (as defined below) to provide information on the origin of the Conflict Minerals contained in components that are included in our products by using the Conflict Minerals Reporting Template (“CMRT”) of the Conflict Free Sourcing Initiative (“CFSI”), which allows us to perform our Reasonable Country of Origin Inquiry (“RCOI”).

The Company conducted, in good faith, an RCOI for the year ended December 31, 2018 that was reasonably designed to determine whether any of our necessary Conflict Minerals originated in the Covered Countries, or were not from recycled or scrap sources. Based on our RCOI, we were unable to determine that, during the year ended December 31, 2018, any of our necessary Conflict Minerals either (a) did not originate in the Covered Countries or (b) were from recycled or scrap sources.

3.	Due Diligence

In connection with our RCOI, NCR exercised due diligence on the sourcing and chain of custody of our necessary Conflict Minerals. Consistent with the Act and based on internationally recognized guidance from the OECD, the Company has designed its Conflict Minerals due diligence program for the purposes of: (i) identifying and assessing risks in our supply chain; (ii) developing and implementing a strategy to respond to identified risks, and (iii) reporting on the results of our supply chain due diligence.

NCR relies on supply chain transparency as a critical element of its due diligence program to comply with its disclosure obligations with respect to Conflict Minerals. The process of tracing Conflict Minerals through the supply chain is dynamic and complex and begins with communication by the Company to its suppliers of materials, components, and products (“Materials Suppliers”). Overall, we seek to require our Materials Suppliers:

•	To source materials from socially responsible suppliers and manufacturers;

•	To undertake reasonable due diligence within their supply chains to determine the origin of the Conflict Minerals;

•	To assist us in complying with the SEC regulations related to Conflict Minerals by providing all necessary disclosures/declarations; and

•	To support supply chain changes required to eliminate from the products they supply to the Company any Conflict Minerals originating from the Covered Countries.

These goals are embodied in our Supplier Code of Conduct, which sets forth NCR’s expectation that its suppliers will take steps to determine if their items contain Conflict Minerals and if so to implement processes to identify the sources of those Conflict Minerals and support efforts to eradicate the use of those Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. Our Supplier Code of Conduct can be found at: https://www.ncr.com/suppliers.

NCR sends annual communications to all of its Materials Suppliers requesting them to provide disclosure to the Company regarding their sourcing of Conflict Minerals. Particular attention is paid to key Materials Suppliers, and additional effort is made to facilitate timely receipt of a declaration. The results for this Conflict Minerals report were derived from 2018 data provided by our Materials Suppliers.

As described above with respect to the RCOI, we encourage our Materials Suppliers to use the CMRT developed by the CFSI, and a majority of responding Materials Suppliers used this template for the 2018 reporting year. The CMRT is specifically designed to facilitate the collection of sourcing information related to Conflict Minerals. In addition, it conforms to the methodologies defined by the OECD.

The CMRT prompts suppliers to disclose whether the products they manufacture or contract to manufacture contain Conflict Minerals that are necessary to the functionality or production of those products. Depending on the results of this assessment, suppliers may be required to disclose the origin of the Conflict Minerals as well as other data pertaining to their due diligence process. Finally, some suppliers choose to disclose the location where the Conflict Mineral was smelted and whether the individual smelter was certified by the CFSI pursuant to CFSI’s Conflict-Free Smelter Program (“CFSP”).

For the 2018 reporting year, approximately 23% of responding Materials Suppliers whose products contain Conflict Materials were unable to determine where those Conflict Materials were sourced. Of those responding Materials Suppliers who did provide completed information regarding the source of the Conflict Materials, the suppliers indicated that the Conflict Minerals contained in their products either were not sourced from the Covered Countries or were sourced from CFSP certified smelters. As of the date of this filing, the Company has not received any declaration from any Materials Supplier where it was disclosed that the products supplied to the Company are “not DRC Conflict Free.” However, the results of the Company’s Conflict Minerals due diligence process are incomplete as certain of our Materials Suppliers did not provide a declaration in response to our disclosure request.

To further encourage vendor response, for the past three years NCR has expressly included provisions on conflict minerals in our Supplier Code of Conduct. As we go forward, these continuous improvement efforts may, as we deem applicable and appropriate, include refinements to our due diligence processes and the integration of those processes into our supplier agreements and existing product life cycle management systems, suspending or discontinuing engagement with suppliers where we identify a reasonable risk that they are sourcing from or linked to a party committing serious abuses associated with the extraction, transport or trade of Conflict Minerals, and providing materials and training to internal procurement personnel with respect to Conflict Minerals compliance.